Exhibit 2.1

ASSET PURCHASE AND LICENSE AGREEMENT

between:

Restoragen, Inc.,

a Delaware corporation;

and

Amylin Pharmaceuticals, Inc.,

a Delaware corporation

Dated as of December 24, 2002

ASSET PURCHASE AND LICENSE AGREEMENT

This Asset Purchase and License Agreement (the “Agreement”) is entered into and effective as of December 24, 2002 by and between Restoragen, Inc., a Delaware corporation, located at 3820 NW 46th Street, Lincoln, Nebraska 68524 (“Restoragen”), and Amylin Pharmaceuticals, Inc., a Delaware corporation, located at 9373 Towne Centre Drive, San Diego, California 92121 (“Amylin”).  Certain capitalized terms used in this Agreement are defined in Exhibit A.

Recitals

Whereas, this Agreement sets forth the terms and conditions upon which (a) Restoragen shall sell to Amylin, and Amylin shall purchase from Restoragen, certain assets of Restoragen, free and clear of Encumbrances (as defined below), and (b) Restoragen shall grant to Amylin a non–exclusive, worldwide license under certain manufacturing patent rights, each as more fully described herein.

Now Therefore, in consideration of the foregoing and the covenants and premises contained in this Agreement, and intending to be legally bound hereby, the parties agree as follows:

Agreement

The parties to this Agreement, intending to be legally bound, agree as follows:

1.                                      Sale of Assets; Related Transactions.

1.1                               Sale of Assets.  Restoragen shall cause to be sold, assigned, transferred, conveyed and delivered to Amylin, at the Closing (as defined below), good and valid title to the Assets (as defined below), free of any Encumbrances, on the terms and subject to the conditions set forth in this Agreement.  For purposes of this Agreement, “Assets” shall mean and include each of the assets listed on Exhibit B hereto.  Further, upon the Closing, Restoragen hereby grants to Amylin a non-exclusive, worldwide, royalty-free, irrevocable, perpetual license, with the right to sublicense through multiple tiers of sublicense, under all patents, patent applications and pending patent disclosures owned by Restoragen on the Closing Date that would be infringed by the development, manufacture, use, sale or import of Products but for such license (but excluding the Manufacturing Patents and the Restoragen Patent Portfolio).

1.2                               License Grant.  Subject to the terms and conditions of this Agreement, Restoragen hereby grants to Amylin during the Payment Term a non-exclusive, worldwide, royalty-free license, with the right to sublicense through multiple tiers of sublicense, under the Manufacturing Patents and Know-How to develop, make, have made, use, sell, offer for sale, have sold and import Products (the “License”).  For purposes of clarification, notwithstanding the definition of Manufacturing Patents or the contents of Exhibit F hereto, the parties acknowledge and agree that the License is granted under all patents and patent applications owned by Restoragen on the Closing Date that would be infringed by the manufacture of Products in the absence of a license thereunder, regardless of whether such patents and patent applications are listed in Exhibit F.

1.3                               Assumption of Liabilities.  Amylin is not assuming or in any way becoming liable or responsible for any Liability of Restoragen, except as expressly set forth in this Section 1.3.  On the Closing Date, Amylin agrees to assume, and perform and pay in accordance with their respective terms, all obligations arising with respect to periods commencing after the Closing under the Acquired Contracts and the obligations to Third Parties described on Exhibit C (the “Assumed Liabilities”).  Without limiting the generality of the foregoing and notwithstanding anything to the contrary contained in this Agreement, the “Assumed Liabilities” shall not include, and Amylin shall not be required to assume or to perform or discharge:

(a)                                  any Liability of any stockholder of Restoragen or any other Person, except for Restoragen;

(b)                                  any Liability of Restoragen arising out of or relating to the execution, delivery or performance of any of the Transactional Agreements;

(c)                                  any Liability of Restoragen for any fees, costs or expenses of the type referred to in Section 16.2(a) of this Agreement;

(d)                                  any Liability of Restoragen arising from or relating to any action taken by Restoragen, or any failure on the part of Restoragen to take any action, at any time after the Closing Date;

(e)                                  any Liability of Restoragen arising from or relating to any claim or Proceeding against Restoragen, including, without limitation, any claim or Proceeding against Restoragen relating to clinical trials conducted by or on behalf of Restoragen prior to the Closing Date;

(f)                                    any Liability of Restoragen for the payment of any Tax;

(g)                                 any Liability of Restoragen to any employee or former employee of Restoragen;

(h)                                 any Liability of Restoragen to any of its stockholders, Affiliates or their respective Representatives;

(i)                                    any Liability under any Acquired Contract, if Restoragen shall not have obtained, prior to the Closing Date, any Consent required to be obtained from any Person or Court Approval with respect to the assignment or delegation to Amylin of any rights or obligations under such Acquired Contract;

(j)                                    any Liability under any Contract to which Restoragen is a party or to which any of the Assets are subject, other than the Acquired Contracts;

(k)                                any Liability that is inconsistent with or constitutes an inaccuracy in, or that arises or exists by virtue of any Breach of, (x) any representation or warranty made by Restoragen in any of the Transactional Agreements, or (y) any covenant or obligation of Restoragen contained in any of the Transactional Agreements; or

(l)                                    any other Liability that is not referred to specifically in the second sentence of this Section 1.3.

1.4                               Purchase Price.  As consideration for the sale of the Assets and the grant of the License to Amylin and contingent upon the Closing:

(a)                                  Amylin will pay to Restoragen up to an aggregate of Four Million Dollars ($4,000,000) in cash as follows:

(i)                                    Three Million Three Hundred Thousand Dollars ($3,300,000) at the Closing; and

(ii)                                Seven Hundred Thousand Dollars ($700,000) within thirty (30) days of receipt of the Study Report, provided that either (A) the data contained in the Study Report meets or exceeds the Development Criteria or (B) the data contained in the Study Report does not meet or exceed the Development Criteria but Amylin elects to move forward with development of the GLP–1 Product as described in Section 8.2; and

(b)                                  during the Payment Term, Amylin shall make the Product-related payments specified in Section 9 hereof.

1.5                               Sales Taxes.  Restoragen shall bear and pay, and shall reimburse Amylin and Amylin’s affiliates for, any sales taxes and use taxes that may become payable in connection with the sale of the Assets to Amylin or in connection with any of the other Transactions.  Amylin shall bear and pay, and shall reimburse Restoragen and Restoragen’s Affiliates, for any transfer taxes, documentary charges, recording fees or similar taxes, charges, fees or expenses that may become payable in connection with the sale of the Assets to Amylin or in connection with any of the other Transactions.

1.6                               Allocation of Purchase Price.  Within thirty (30) days following the Closing, Amylin shall deliver to Restoragen a statement setting forth Amylin’s good faith proposal of the manner in which the consideration referred to in Section 1.4 is to be allocated among the Assets.  The allocation prescribed by such statement shall be conclusive and binding upon Restoragen and Amylin for all purposes, and Restoragen shall not file any Tax Return or other document with, or make any statement or declaration to, any Governmental Body that is inconsistent with such allocation.

1.7                               Closing.

(a)                                  The closing of the sale of the Assets to Amylin (the “Closing”) shall take place at the offices of Cooley Godward llp in San Diego, California or at another mutually agreeable location, at 10:00 a.m. on such date within five (5) days following the entry of the Approval Order as Amylin and Restoragen agree; provided, however, that if any condition set forth in Section 6 has not been satisfied as of the date designated, then Amylin and Restoragen may mutually agree to postpone the Scheduled Closing Time by up to five (5) business days.  For purposes of this Agreement, “Scheduled Closing Time” shall mean the time and date as of which the Closing is required to take place pursuant to this Section 1.7(a); and “Closing Date” shall mean the time and date as of which the Closing actually takes place.

(b)           At the Closing:

(i)            Restoragen shall execute and deliver to Amylin such bills of sale, endorsements, assignments and other documents as may (in the reasonable judgment of Amylin or its counsel) be necessary or appropriate to assign, convey, transfer and deliver to Amylin good and valid title to the Assets free of any Encumbrances.  Without limiting the generality of the foregoing, Restoragen shall execute and deliver the Bill of Sale, Assignment and Assumption, substantially in the form attached hereto as Exhibit D (the “Bill of Sale”), with respect to the Assets and such other instruments as Amylin shall reasonably request, including, without limitation, assignment agreements with respect to the Restoragen Patent Portfolio;

(ii)           Amylin shall execute and deliver the Bill of Sale;

(iii)         Amylin shall pay to Restoragen $3,300,000 in cash as contemplated by Section 1.4(a)(i);

(iv)          Restoragen shall execute and deliver to Amylin a certificate (the “Closing Certificate”) setting forth the representations and warranties of Restoragen that (A) each of the representations and warranties made by Restoragen in this Agreement was accurate in all material respects as of the date of this Agreement, (B) except as expressly set forth in the Closing Certificate, each of the representations and warranties made by Restoragen in this Agreement is accurate in all material respects as of the Closing Date as if made on the Closing Date, (C) each of the covenants and obligations that Restoragen is required to have complied with or performed pursuant to this Agreement at or prior to the Closing has been duly complied with and performed in all material respects, and (D) except as expressly set forth in the Closing Certificate, each of the conditions set forth in Sections 6.4, 6.6 and 6.7 has been satisfied in all material respects.

(v)            Restoragen shall deliver, or cause to be delivered, to Amylin an itemized list of tangible items included in the Assets, including the location where each such item is stored or maintained.  As promptly as practicable (and in any event within thirty (30) days) after the Closing, Restoragen shall deliver, or cause to be delivered, to Amylin or its designee all tangible items included in the Assets or, in the case of documents, complete and accurate copies thereof, including, without limitation, complete and accurate copies of all patents and patent applications included in the Restoragen Patent Portfolio, other documentation in the possession or control of Restoragen regarding the Restoragen Patent Portfolio and any correspondence between Restoragen and the U.S. Patent & Trademark Office or any foreign patent office with respect to the Restoragen Patent Portfolio.  Restoragen shall have the right to retain, for archival and other appropriate purposes, a reasonable number of copies of each document provided to Amylin hereunder.

2.             Representations and Warranties of Restoragen.

Restoragen represents and warrants, to and for the benefit of Amylin, as follows:

2.1          Due Organization and Standing.  Restoragen is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and authority to deliver this Agreement and to carry out the provisions hereof, subject to the receipt of the Consents described in Section 2.9, and subject to Bankruptcy Court approval of the Transactions.

2.2                               Title To Assets.  As of the date of this Agreement, Restoragen owns, and has good, valid and marketable title to, the Assets, and all of said Assets are owned by Restoragen free and clear of any Encumbrances, except in each case with respect to the Encumbrances disclosed in Part 2.2 of the Disclosure Schedule or in the voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code filed by Restoragen on December 17, 2002 in the United States Bankruptcy Court for the District of Nebraska (the “Chapter 11 Filing”).  Upon receipt of the Approval Order and immediately prior to the Closing, Restoragen will own, and have good, valid and marketable title to and the entire interest in, the Assets, and all of said Assets will be owned by Restoragen free and clear of any Encumbrances.

2.3                               Restoragen Patent Portfolio; Licensed Technology.

(a)                                  To the knowledge of Restoragen, Restoragen has not received any written notice asserting that any employee or independent contractor of Restoragen has any claim, right (whether or not currently exercisable) or interest in or to the Restoragen Patent Portfolio.  Except as otherwise disclosed in writing to Amylin, none of the Manufacturing Patents or patents or patent applications included in the Restoragen Patent Portfolio has been abandoned or allowed to lapse or, to the knowledge of Restoragen, rejected.

(b)                                  To the knowledge of Restoragen, none of the patents or patent applications of the Restoragen Patent Portfolio is subject to any invalidity proceeding in front of, or has been found to be invalid by, a court of competent jurisdiction, and none of the subject matter of the Restoragen Patent Portfolio is subject to any proceedings to which Restoragen is a party or of which Restoragen has received written notice alleging infringement of third party rights or been found to infringe third party rights by a court of competent jurisdiction.  To the knowledge of Restoragen, Restoragen has not received any written notice relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property Right of another Person arising from the practice of the inventions claimed in the Restoragen Patent Portfolio or the Manufacturing Patents.

(c)                                  DISCLAIMER.  EXCEPT AS OTHERWISE PROVIDED IN THIS AGREEMENT, RESTORAGEN DISCLAIMS ANY AND ALL WARRANTIES EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS AND TITLE.

2.4                               Contracts.

(a)                                  Part 2.4 of the Disclosure Schedule identifies each Contract included in the Assets (the “Acquired Contracts”).  Restoragen has delivered to Amylin accurate and complete copies of all Acquired Contracts, including all amendments and written waivers thereto.  To the knowledge of Restoragen, each such Acquired Contract is valid and in full force and effect.

(b)                                  Except as set forth in Part 2.4 of the Disclosure Schedule, to the knowledge of Restoragen: (i) no Person is in material default under any Acquired Contract; (ii) no circumstance or condition exists, that would (with or without notice or lapse of time) (A) give any Person the right to declare a default or exercise any remedy under any Acquired Contract, or (B) give any Person the right to cancel or terminate any Acquired Contract; and (iii) Restoragen has not waived any right under any Acquired Contract.

2.5                               Compliance with Legal Requirements.  Except as disclosed in Part 2.5 of the Disclosure Schedule, to the knowledge of Restoragen, Restoragen has not received, at any time, any notice or other communication (in writing or otherwise) from any Regulatory Authority regarding (i) any actual or alleged violation of, or failure to comply with, any Legal Requirement related to obtaining Regulatory Approval for any activities of Restoragen involving the Assets or the Licensed Technology, or (ii) any actual or alleged obligation on the part of Restoragen to undertake, or to bear all or any portion of the cost of, any remedial, corrective or response action of any nature related to the Assets.  To its knowledge, Restoragen has delivered to Amylin an accurate and complete copy of each report, study, survey or other document to which Restoragen has access that addresses or otherwise relates to the compliance of Restoragen with, or the applicability to Restoragen of, the above-described Legal Requirements.

2.6                               Governmental Authorizations.  Part 2.6 of the Disclosure Schedule identifies each material Governmental Authorization that is held by Restoragen related to the Assets or the Licensed Technology with respect to its use to date in developing the Products.  To its knowledge, Restoragen has delivered to Amylin accurate and complete copies of all of the Governmental Authorizations identified in Part 2.6 of the Disclosure Schedule, including all renewals thereof and all amendments thereto.

2.7                               Proceedings; Orders.  Except as set forth in Part 2.7 of the Disclosure Schedule, there is no pending Proceeding, and, to the knowledge of Restoragen, no Person has threatened to commence any Proceeding: (i) that involves Restoragen and that relates to or might affect any of the Assets or Restoragen’s ability to grant the License (whether or not Restoragen is named as a party thereto); or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Transactions.  There is no Order to which Restoragen, or any of the Assets or Licensed Technology, is subject.

2.8                               Authority; Binding Nature Of Agreements.  Subject to the receipt of the Consents described in Section 2.9 and the Approval Order, Restoragen has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under each of the Transactional Agreements to which it is or may become a party; and the execution, delivery and performance by Restoragen of the Transactional Agreements to which it is or may become a party have been duly authorized by all necessary action on the part of Restoragen and its stockholders and board of directors.  This Agreement constitutes the legal, valid and binding obligation of Restoragen, enforceable against Restoragen in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization and the rights of creditors generally.  Subject to the receipt of the Consents described in Section 2.9 and the Approval Order, upon the execution of each of the other Transactional Agreements at the Closing, each of such other Transactional Agreements to which Restoragen is a party will constitute the legal, valid and binding obligation of Restoragen and will be enforceable against Restoragen in accordance with its terms.

2.9                               Non-Contravention; Consents.  Subject to the receipt of the Approval Order, and except as set forth in Part 2.9 of the Disclosure Schedule, neither the execution and delivery of any of the Transactional Agreements, nor the consummation or performance of any of the Transactions, will directly or indirectly (with or without notice or lapse of time):

(a)                                  to the knowledge of Restoragen, contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Transactions or to exercise any remedy, or obtain any relief, under any Legal Requirement or any Order to which Restoragen is subject that would adversely affect the Assets or the Licensed Technology;

(b)                                  to the knowledge of Restoragen, contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is to be included in the Assets or Licensed Technology or is held by Restoragen and relates to the Assets or Licensed Technology;

(c)                                  contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Acquired Contract;

(d)                                  give any Person the right to (i) declare a default or exercise any remedy under any Acquired Contract, (ii) accelerate the maturity or performance of any Acquired Contract, or (iii) cancel, terminate or modify any Acquired Contract; or

(e)                                  to the knowledge of Restoragen, result in the imposition or creation of any Encumbrance (other than Encumbrances disclosed in the Disclosure Schedule or the Chapter 11 Filing) upon or with respect to any of the Assets or Licensed Technology.

Subject to the receipt of the Approval Order, and except as set forth in Part 2.9 of the Disclosure Schedule, Restoragen was not, is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with the execution and delivery of any of the Transactional Agreements or the consummation or performance of any of the Transactions.

2.10                        No Royalty Obligations.  Except as set forth in Part 2.10 of the Disclosure Schedule, Restoragen is not a party to any Contract and is not subject to any Order obligating Restoragen, its Affiliates or their respective sublicensees to pay royalty or other payments to any Third Party with respect to the practice of the inventions claimed in the Restoragen Patent Portfolio.

2.11                        Brokers.  Restoragen has not become obligated to pay, and has not taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder’s fee or similar commission or fee in connection with any of the Transactions.

3.                                      Representations and Warranties of Amylin.

Amylin represents and warrants, to and for the benefit of Restoragen, as follows:

3.1                               Authority; Binding Nature Of Agreements.  Amylin has the absolute and unrestricted right, power and authority to enter into and perform its obligations under each of the Transactional Agreements to which it is or may become a party, and the execution and delivery of the Transactional Agreements by Amylin have been duly authorized by all necessary action on the part of Amylin and its board of directors.  This Agreement and each of the other Transactional Agreements signed at the Closing, constitutes the legal, valid and binding obligation of Amylin, enforceable against it in accordance with its terms.  The execution, delivery and performance of the Transactional Agreement by Amylin do not conflict with or result in violation of or give any Governmental Body or other Person the right to challenge any of the Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which Amylin, or any of the assets of Amylin, is subject.

3.2                               Brokers.  Amylin has not become obligated to pay, and has not taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder’s fee or similar commission or fee in connection with any of the Transactions.

4.                                      Pre-Closing Covenants of Restoragen.

4.1                               Access And Investigation.  Restoragen shall ensure that, at all times during the Pre-Closing Period and upon reasonable advance notice by Amylin: (a) Restoragen and its Representatives provide Amylin and its Representatives with free and complete access to Restoragen’s Representatives, personnel and assets and to all existing books, records and other documents and information relating to the Assets or the Licensed Technology; and (b) Restoragen and its Representatives provide Amylin and its Representatives with such copies of existing books, records and other documents and information relating to the Assets or the Licensed Technology as Amylin may request in good faith.  Amylin acknowledges that Restoragen has limited resources and accordingly agrees to cooperate with Restoragen as reasonably necessary in Restoragen’s performance of the activities described in this Section 4.1.

4.2                               Operation Of Business.  Except as otherwise contemplated in this Agreement or ordered by the Bankruptcy Court (a “Conduct Order”), Restoragen shall use its Best Efforts to ensure that, during the Pre–Closing Period:

(a)                                  Restoragen continues to conduct the ongoing clinical trial of GLP–1 Product in accordance with the protocol provided to Amylin and with applicable laws, rules and regulations;

(b)                                  Restoragen does not make any material change to the protocol and costs for the Study without Amylin’s prior written approval.

(c)                                  Restoragen maintains the patents and patent applications included in the Restoragen Patent Portfolio and the Manufacturing Patents;

(d)                                  Restoragen complies in all material respects with the provisions of the Acquired Contracts;

(e)                                  Restoragen stores (or causes to be stored) and maintains all inventory included in the Assets under appropriate conditions, consistent with pharmaceutical industry standards, specifications applicable to such inventory and applicable laws, rules and regulations; and

(f)                                    Restoragen does not take or omit to take any action that would subject the Assets to any lien, security interest or license.

4.3                               Filings and Consents.  Restoragen shall use its Best Efforts to ensure that: (a) all filings, notices and Consents required to be made, given and obtained by Restoragen in order to consummate the Transactions are made, given and obtained on a timely basis; and (b) during the Pre–Closing Period, Restoragen and their respective Representatives cooperate with Amylin and with Amylin’s Representatives, and prepare and make available such documents and take such other actions as Amylin may request in good faith, in connection with any filing, notice or Consent that Amylin is required or elects to make, give or obtain.  Further, Restoragen shall use its Best Efforts at a commercially reasonable cost to obtain and perfect, prior to the Closing Date, an assignment to the subject matter described in any Acquired Contract that is a letter agreement between Restoragen and one or more inventors.

4.4                               Pleadings; Sale Motion.  Restoragen shall promptly provide Amylin with drafts of all documents, motions, orders, filings or pleadings that Restoragen or any of its Representatives propose to file with the Bankruptcy Court that relate to the consummation or approval of the Transaction Agreements or the Transactions, and will provide Amylin with reasonable opportunity to review and approve such filings.  Within one (1) business day of the date of this Agreement, Restoragen shall file with the Bankruptcy Court a sale motion requesting approval of this Agreement, which motion shall be in substantially the form provided to Amylin or its counsel (the “Sale Motion”).  During the Pre–Closing Period, Restoragen shall not amend, modify, abandon or withdraw the Sale Motion without Amylin’s prior written consent.  In addition, during the Pre–Closing Period, and subject to applicable law (including, without limitation, the U.S. Bankruptcy Code), Restoragen shall use commercially reasonable efforts to cause the Bankruptcy Court to reject each Contract that relates to any of the Assets and is not an Acquired Contract.

4.5                               Notification.  During the Pre–Closing Period, Restoragen shall provide Amylin with prompt written notice of: (a) any event or circumstance that would constitute a Breach of a representation or warranty made by Restoragen if such representation or warranty had been made as of the time of the occurrence; (b) any Breach of a covenant or obligation of Restoragen hereunder; and (c) any event or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 6 or Section 7 impossible or unlikely.  In addition, during the Pre–Closing Period, Restoragen shall provide Amylin with written notice of any inquiry, proposal or offer from any Person relating to any Acquisition Transaction within one (1) business day of becoming aware thereof (which notice shall include the proposed terms of any such Acquisition Transaction), and Restoragen shall use all reasonable efforts to ensure that, subject to any bidding order approved by the Bankruptcy Court, Amylin has a reasonable opportunity to offer to exceed the bid submitted by any such Person, at Amylin’s discretion.

4.6                               Best Efforts.  During the Pre-Closing Period, Restoragen shall use its Best Efforts to cause the conditions set forth in Section 6 to be satisfied on a timely basis.

5.                                      Pre-Closing Covenants of Amylin.

5.1                               Best Efforts.  During the Pre-Closing Period, Amylin shall use its Best Efforts to cause the conditions set forth in Section 7 to be satisfied.

6.                                      Conditions Precedent to Amylin’s Obligation to Close.

Amylin’s obligation to purchase the Assets and to take the other actions required to be taken by Amylin at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Amylin, in whole or in part, in writing):

6.1                               Bankruptcy Court Approval.  The Bankruptcy Court shall have entered a final order (the finality of which may be waived by Amylin, in its sole discretion) pursuant to Sections 105, 363 and 365 of the Bankruptcy Code, which order shall be reasonably acceptable to Amylin, approving the sale of the Assets, the assignment of the Acquired Contracts and the grant of the License to Amylin, in each case, free and clear of all Encumbrances, with a finding of “good faith” within the meaning of Section 363(m) of the Bankruptcy Code, and such order shall be unstayed (the “Approval Order”).

6.2                               Accuracy Of Representations.  All of the representations and warranties made by Restoragen in this Agreement (considered collectively), and each of said representations and warranties (considered individually), shall have been accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects as of the Scheduled Closing Time as if made at the Scheduled Closing Time, without giving effect to any update to the Disclosure Schedule.

6.3                               Performance Of Obligations.

(a)                                  Each of the documents referred to in Sections 1.7(b)(i) and 1.7(b)(iv) shall have been executed by each of the parties thereto and delivered to Amylin.

(b)                                  The documents referred to in Section 1.7(b)(iv) shall have been delivered to Amylin;

(c)                                  All of the covenants and obligations that Restoragen are required to comply with or to perform at or prior to the Closing (considered collectively), and each of said covenants and obligations (considered individually), shall have been duly complied with and performed in all material respects.

6.4                               Consents.  Each of the Consents identified in Part 2.9 of the Disclosure Schedule shall have been obtained and shall be in full force and effect.

6.5                               No Material Adverse Change.  There shall have been no material adverse change affecting, or that could reasonably be expected to affect, any of the Assets or the Licensed Technology, or Restoragen’s ability to consummate the Transactions, since the date of this Agreement, and no event shall have occurred and no condition or circumstance shall exist that could reasonably be expected to give rise to any such material adverse change.

6.6                               Additional Documents.  Amylin shall have received such documents as Amylin may request in good faith for the purpose of (i) evidencing the accuracy of any representation or warranty made by Restoragen, (ii) evidencing the compliance by Restoragen with, or the performance by Restoragen of, any covenant or obligation set forth in this Agreement, (iii) evidencing the satisfaction of any condition set forth in this Section 6, or (iv) otherwise facilitating the consummation or performance of any of the Transactions.

6.7                               No Proceedings.  Other than the Chapter 11 Filing, since the date of this Agreement, there shall not have been commenced or threatened against Amylin, or against any Person affiliated with Amylin, any Proceeding (a) involving any material challenge to, or seeking material damages or other material relief in connection with, any of the Transactions, or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Transactions.

6.8                               No Prohibition.  Neither the consummation nor the performance of any the Transactions will, directly or indirectly (with or without notice or lapse of time), contravene or conflict with or result in a violation of, or cause Amylin or any Person affiliated with Amylin to suffer any adverse consequence under, any applicable Legal Requirement or Order.

7.                                      Conditions Precedent to Restoragen’s Obligation to Close.

Restoragen’s obligation to sell the Assets and to take the other actions required to be taken by Restoragen at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Restoragen, in whole or in part, in writing):

7.1                               Bankruptcy Court Approval.  The Bankruptcy Court shall have entered the Approval Order.

7.2                               Accuracy Of Representations.  All of the representations and warranties made by Amylin in this Agreement (considered collectively), and each of said representations and warranties (considered individually), shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Scheduled Closing Time as if made at the Scheduled Closing Time.

7.3                               Purchaser’s Performance.

(a)                                  Amylin shall have executed the Bill of Sale and delivered it to Restoragen;

(b)                                  Amylin shall have made the payment contemplated by Section 1.7(b)(iii).

(c)                                  All of the other covenants and obligations that Amylin is required to comply with or to perform pursuant to this Agreement at or prior to the Closing (considered collectively), and each of said covenants and obligations (considered individually), shall have been complied with and performed in all material respects.

8.                                      Development Program.  This Section 8 shall become effective only upon the Closing:

8.1                               Completion of Ongoing Study.  Commencing on the Closing Date, Restoragen shall assist Amylin in the orderly transfer of responsibility for the Study, and the parties shall use commercially reasonable efforts to complete such transfer of responsibility as promptly as practicable (and in any event within fifteen (15) days) following the Closing Date.  From and after the completion of such transfer, Amylin shall be responsible for overseeing, and shall bear the costs of, the conduct of the Study and shall use commercially reasonable efforts to complete, or cause to be completed, the Study and the Study Report.  The parties acknowledge that as of the Effective Date, Amylin intends to enter into consulting arrangements with Drs. David Hathaway and Roberta Schneider to perform day-to-day management of the Study, provided that this sentence shall not be construed as creating any binding obligation on either party, nor shall it be construed as a condition to either party’s obligation to effect the Closing.

8.2                               Additional Development.

(a)                                  Within thirty (30) days of its receipt of the report of interim data from the Study, Amylin shall have completed its analysis of such interim data contained in such report to assess whether such data meets or exceeds the criteria set forth in Exhibit E hereto (the “Development Criteria”) and notified Restoragen of its conclusions and intentions.  If the interim data from the Study does not meet or exceed the Development Criteria and Amylin decides to discontinue the Study, then Amylin shall wind down the Study and withdraw or terminate the regulatory filings associated with the Study at its own expense.  If the interim data from the Study meets or exceeds the Development Criteria, then Amylin shall continue to manage and pay for the costs of the Study.

(b)                                  Within thirty (30) days of its receipt of the Study Report, Amylin shall have completed its analysis of the data contained in the Study Report (the “Study Data”) to assess whether such data meets or exceeds the Development Criteria and notified Restoragen of its conclusions and intentions.  Regardless of whether the Study Data meets or exceeds the Development Criteria, if Amylin desires to move forward with development of a Product, then within one hundred eighty (180) days after its evaluation of the Study Data, Amylin will develop and promptly share with Restoragen a plan (the “Development Plan”) to develop and commercialize one (1) or more Products for a Cardiovascular Indication covered by the Restoragen Patent Portfolio and shall thereafter during the Payment Term use its commercially reasonable efforts to develop and commercialize at least one (1) Product in accordance with the Development Plan.  Amylin shall be solely responsible for the costs of all development activities undertaken by it.

8.3                               Grant Back of GLP-1 Product Rights.

(a)                                  In the event that either (i) Amylin does not elect to pursue development of the GLP–1 Product within one hundred eighty (180) days after its evaluation of the Study Data or (ii) the Development Plan is for an Secondary Product for a Cardiovascular Indication covered by the Restoragen Patent Portfolio and not for a GLP-1 Product, then, at Restoragen’s written request delivered within sixty (60) days of the expiration of such 180-day period or receipt of the Development Plan, as applicable, Amylin shall grant and does hereby grant to Restoragen a co-exclusive (with Amylin), worldwide, royalty-free license, with the right to grant sublicenses to any Third Party through multiple tiers of sublicense, under the Restoragen Patent Portfolio (but excluding any other patent rights Controlled by Amylin) to develop, make, have made, use, sell, offer for sale, have sold and import GLP-1 Products for any Cardiovascular Indication covered by the Restoragen Patent Portfolio, and Amylin shall cease to have any milestone or royalty payment obligations under Section 9 with respect to GLP-1 Products.

(b)                                  In the event that, at any time during the Payment Term, Amylin either (i) makes a decision not to develop at least one (1) GLP-1 Product but instead to pursue development of one (1) or more Secondary Products for a Cardiovascular Indication covered by the Restoragen Patent Portfolio, or (ii) ceases substantially all activities outlined in the Development Plan for a period of one hundred twenty (120) days, then Amylin shall provide Restoragen with prompt written notice of such decision, whereupon Amylin shall grant and does hereby grant to Restoragen a co-exclusive (with Amylin), worldwide, royalty-free license, with the right to grant sublicenses to any Third Party through multiple tiers of sublicense, under the Restoragen Patent Portfolio (but excluding any other patent rights Controlled by Amylin) to develop, make, have made, use, sell, offer for sale, have sold and import GLP-1 Products for any Cardiovascular Indication covered by the Restoragen Patent Portfolio.  Effective upon any co–exclusive license grant under this Section 8.3(b), Amylin shall cease to have any milestone or royalty payment obligations under Section 9 with respect to GLP-1 Products for Cardiovascular Indications and shall cease to have the right to grant licenses or sublicenses to Third Parties with respect to the development and/or commercialization of GLP–1 Products for Cardiovascular Indications.

In the event that Amylin grants to Restoragen a co-exclusive license under either subsection (a) or subsection (b) of this Section 8.3, Amylin shall provide Restoragen with access to and the right to reference and copy all data and regulatory information included in the Assets that is necessary or useful for development of GLP–1 Products.

8.4                               Progress Reports; Notice of Significant Events.  During the Payment Term unless and until the earlier of such time as Amylin has granted a co–exclusive license to Restoragen under Section 8.3 or Amylin obtains Regulatory Approval of a GLP–1 Product in the U.S., Amylin shall:

(a)                                  on an annual basis, provide Restoragen with written reports summarizing:

(i)                                    the status and results of its development activities with respect to GLP–1 Products under the Development Plan; and

(ii)                                the status and results of its filing, prosecution and maintenance activities with respect to the Restoragen Patent Portfolio; and

(b)                                  provide Restoragen with prompt written notice of significant events affecting, or that could reasonably be expected to affect (whether in a positive or negative manner), the development, Regulatory Approval and/or commercialization of GLP-1 Products.

9.                                      Product-Related Payments.  This Section 9 shall become effective only upon the Closing:

9.1                               Milestones.

(a)                                  GLP-1 Products.  Within thirty (30) days following the first occurrence of each of the events set forth below with respect to each GLP-1 Product, Amylin shall pay to Restoragen the applicable milestone payment set forth below:

Milestone Event	Milestone Payment
Filing of NDA in the U.S. for a GLP-1 Product for an indication covered by the Restoragen Patent Portfolio	$1,000,000

Regulatory Approval of a GLP-1 Product in the U.S. for an indication covered by the Restoragen Patent Portfolio	$4,000,000

Regulatory Approval by the European Commission to sell a GLP-1 Product in all European Union countries for an indication covered by the Restoragen Patent Portfolio	$2,000,000

Regulatory Approval for a GLP-1 Product in Japan for an indication covered by the Restoragen Patent Portfolio	$1,000,000

Each of the milestone payments described in this Section 9.1(a) shall be payable on a GLP-1 Product-by-GLP-1 Product basis; provided, however, that if (i) a GLP-1 Product is abandoned during development after one (1) or more of the milestone payments under this Section 9.1(a) has been made and (ii) another GLP-1 Product is developed to replace such abandoned GLP-1 Product, then only those milestone payments under this Section 9.1(a) that were not previously made with respect to such abandoned GLP-1 Product shall be payable with respect to the replacement GLP-1 Product.  Except as set forth in the preceding sentence, all milestone payments are non-refundable and non-creditable.

(b)                                  Secondary Products Approved for Cardiovascular Indication.  Within thirty (30) days following the first occurrence of each of the events set forth below with respect to each Secondary Product developed for a Cardiovascular Indication, regardless of whether such Secondary Product has previously received Regulatory Approval for an indication other than a Cardiovascular Indication, Amylin shall pay to Restoragen the applicable milestone payment set forth below:

Milestone Event	Milestone Payment
Filing of NDA in the U.S. for a Secondary Product for a Cardiovascular Indication	$1,000,000

Regulatory Approval for an Secondary Product in the U.S. for a Cardiovascular Indication	$4,000,000

Regulatory Approval by the European Commission to sell an Secondary Product in all European Union countries for a Cardiovascular Indication	$2,000,000

Regulatory Approval for an Secondary Product in Japan for a Cardiovascular Indication	$1,000,000

Each of the milestone payments described in this Section 9.1(b) shall be payable on a Secondary Product-by-Secondary Product basis; provided, however, that if (i) a Secondary Product is abandoned during development after one (1) or more of the milestone payments under this Section 9.1(b) has been made and (ii) another Secondary Product is developed to replace such abandoned Secondary Product, then only those milestone payments under this Section 9.1(b) that were not previously made with respect to such abandoned Secondary Product shall be payable with respect to the replacement Secondary Product.  Except as set forth in the preceding sentence, all milestone payments are non-refundable and non-creditable.

(c)                                  Secondary Products Approved for Cardiovascular Indication But First Approved for Non-Cardiovascular Indication.  Within thirty (30) days following the first occurrence of each of the events set forth below with respect to each Secondary Product that receives Regulatory Approval in the U.S. for a Cardiovascular Indication, which Secondary Product at the time of such Regulatory Approval had previously received Regulatory Approval in the U.S. for an indication other than a Cardiovascular Indication, Amylin shall pay to Restoragen the applicable milestone payment set forth below:

Milestone Event	Milestone Payment
First Commercial Sale of such Secondary Product in the U.S.	$1,000,000

Cumulative Net Sales of such Secondary Product of $250,000,000	$1,000,000

Cumulative Net Sales of such Secondary Product of $500,000,000	$1,000,000

Cumulative Net Sales of such Secondary Product of $1,000,000,000	$1,000,000

Each of the milestone payments described in this Section 9.1(c) shall be payable once per Secondary Product meeting the criteria set forth above in this Section 9.1(c).  For purposes of clarification, the foregoing milestones shall be in addition to the milestones payable under Section 9.1(b), but no royalties shall be due under Section 9.2 of this Agreement with respect to Secondary Products meeting the criteria set forth in the first sentence of this Section 9.1(c).  All such milestone payments are non-refundable and non-creditable.

9.2                               Royalties.

(a)                                  GLP-1 Product Royalties.  Amylin shall pay to Restoragen a royalty of six percent (6%) of Net Sales of GLP-1 Products that receive Regulatory Approval for an indication covered by the Restoragen Patent Portfolio.

(b)                                  Secondary Product Royalties.  Except as otherwise set forth in Section 9.1(c) above, Amylin shall pay to Restoragen a royalty of:

(i)                                    one percent (1%) of Net Sales of any Secondary Product that receives Regulatory Approval for a Cardiovascular Indication, which Secondary Product, at the time of such Regulatory Approval, has not received Regulatory Approval in the U.S. for an indication other than a Cardiovascular Indication; and

(ii)                                one percent (1%) of Net Sales of any Secondary Product that receives Regulatory Approval in the U.S. for an indication other than a Cardiovascular Indication (excluding any Secondary Product for which milestones are payable under Section 9.1(c)).

For purposes of clarification, a given Product shall be subject to only one royalty payment under this Section 9.2 (i.e., Section 9.2(a), 9.2(b)(i) or 9.2(b)(ii)), and no royalties shall be due hereunder with respect to any product that is not either (x) a GLP-1 Product or (y) an Secondary Product meeting the criteria set forth in Section 9.2(b)(i) or 9.2(b)(ii).  Royalties under this Section 9.2 shall be payable on a Product-by-Product and country-by-country basis until the later of (i) expiration of the last to expire of the issued patents within the Restoragen Patent Portfolio containing a Valid Claim covering the manufacture, use or sale of such Product in such country and (ii) ten (10) years after the First Commercial Sale of the Product in such country (the “Royalty Term”).

(c)                                  Third Party Royalties.

(i)                                    If, following the Closing, Amylin enters into any Contract that would obligate Amylin to pay any royalty to a Third Party with respect to the manufacture, use or sale of a Product by Amylin, its Affiliates, licensees and/or sublicensees, Amylin shall be solely responsible for the payment of such royalties and shall not be entitled to deduct any portion of such royalties from any payments due to Restoragen hereunder.

(ii)                                If Amylin is required to pay any royalty to a Third Party pursuant to any Acquired Contract that is a letter agreement between Restoragen and one or more inventors with respect to the manufacture, use or sale of a Product by Amylin, its Affiliates and/or sublicensees, Amylin shall be entitled to deduct all royalties actually paid by Amylin under such Acquired Contract(s) from the royalty payments that would otherwise be payable to Restoragen by Amylin hereunder with respect to such Product; provided, however, that in no event shall the royalty payable to Restoragen hereunder be reduced to less than zero (0) by operation of this Section 9.2(c)(ii) (i.e., in no event shall royalties under any Acquired Contract be payable by Restoragen to Amylin or the applicable Third Party).

9.3                               Calculation and Payment of Royalties.  Payments pursuant to Section 9.2 and reports for the sale of Products shall be calculated and reported for each calendar quarter.  All payments due to Restoragen pursuant to Section 9.2 shall be paid within seventy-five (75) days of the end of each calendar quarter, unless otherwise specifically provided herein.  Each such payment shall be accompanied by a report of Net Sales of Products in sufficient detail to permit confirmation of the accuracy of the payment made, including, without limitation, the number of Products sold, the gross sales and Net Sales of Products, an accounting of all deductions taken in the calculation of Net Sales, a separate accounting for all combination Products sold and the formulas used in the calculation of the royalty owed thereon, the royalty payable under Section 9.2, in U.S. dollars, the method used to calculate such royalty and the exchange rates used.

9.4                               Tax Withholding.  Restoragen will pay any and all taxes levied on account of any license fee, royalty or milestone payments received by it under this Agreement.  If any taxes are required to be withheld by Amylin, Amylin will (a) deduct such taxes from the payment made to Restoragen, (b) timely pay the taxes to the proper taxing authority, and (c) send proof of payment to Restoragen and certify its receipt by the taxing authority within thirty (30) days following such payment.

9.5                               Exchange Rate; Manner and Place of Payment.  All payments hereunder shall be payable in U.S. dollars.  With respect to each quarter, for countries other than the United States, whenever conversion of payments from any foreign currency shall be required, such conversion shall be made at the rate of exchange reported in The Wall Street Journal, Western Edition, on the last business day of the applicable quarter.  All payments owed under this Agreement shall be made by wire transfer to a bank and account designated in writing by Restoragen, unless otherwise specified in writing by Restoragen.

9.6                               Prohibited Payments. Notwithstanding any other provision of this Agreement, if Amylin is prevented from paying any such royalty by virtue of the statutes, laws, codes or governmental regulations of the country from which the payment is to be made, then such royalty may be paid by depositing funds in the currency in which accrued to Restoragen’s account in a bank acceptable to Restoragen in the country whose currency is involved.

9.7                               Records; Audits.  During the Payment Term and for a period of four (4) years thereafter, Amylin shall keep complete and accurate records pertaining to the sale or other disposition of Products in sufficient detail to permit Restoragen to confirm the accuracy of payments due hereunder.  Restoragen shall have the right to cause an independent, certified public accountant reasonably acceptable to Amylin to audit such records to confirm Net Sales and royalty payments for a period covering not more than the preceding four (4) years.  Restoragen agrees to treat, and to use its best efforts to cause such accountant to treat, all such information as confidential and not to use or disclose any such information for any purpose except to determine compliance with this Agreement.  For the avoidance of doubt, Amylin shall not be obligated to provide Restoragen or such accountant with access to any records or information other than that which is necessary to confirm Net Sales and royalty payments hereunder.  Such audits may be exercised during normal business hours upon reasonable prior written notice to Amylin.  Books and records for a given calendar year may only be audited once.  Prompt adjustments shall be made by the parties to reflect the results of such audit.  Restoragen shall bear the full cost of such audit unless such audit discloses a variance of more than ten percent (10%) from the amount of Net Sales or royalties due under this Agreement, in which case, Amylin shall bear the full cost of such audit.  Amylin shall either (i) keep for at least four (4) years copies of records of its Affiliates and sublicensees sufficient for auditing purposes under this Section 9.7 or (ii) secure the right for Restoragen to conduct an audit of the records of Amylin’s Affiliates and sublicensees under this Section 9.7 including records pertaining to gross sales of Products and all deductions taken in the calculation of Net Sales.  This Section 9.7 shall survive any termination of this Agreement for five (5) years.

10.                               Patent Rights.  This Section 10 shall become effective only upon the Closing:

10.1                        Patent Prosecution and Maintenance.

(a)                                  Restoragen Patent Portfolio.  Amylin shall have the first right, but not the obligation, to file, prosecute and maintain all patent applications and patents included in the Restoragen Patent Portfolio.  Amylin shall provide Restoragen with an opportunity to review and discuss with Amylin prosecution strategy and to consult with Amylin on the content of such patent filings, and Amylin shall consider in good faith Restoragen’s reasonable suggestions regarding such patent filings.  Notwithstanding the foregoing, Amylin shall have sole and final decision-making authority with respect to the prosecution and maintenance of the Restoragen Patent Portfolio.  Amylin shall be responsible for all costs, fees and expenses incurred from and after the Closing in connection with the filing, prosecution and maintenance of the patent applications and patents included in the Restoragen Patent Portfolio.  Amylin agrees to notify Restoragen in writing in a timely manner (and in any event not fewer than thirty (30) days before any office action or other applicable governmental deadline) if it decides not to continue the prosecution or appeals or maintenance of any of the patent applications and patents included in the Restoragen Patent Portfolio.  In the event Amylin does not continue the filing, prosecution or maintenance of any patent application or patent included in the Restoragen Patent Portfolio, Amylin shall, at Restoragen’s written request given within thirty (30) days after the applicable notice from Amylin, assign such patent application or patent to Restoragen (subject, in any event, to Amylin’s obligations to any inventor(s) named in such patent application or patent under the Acquired Contracts, if applicable).

(b)                                  Manufacturing Patents.  Restoragen shall have the first right, but not the obligation, to file, prosecute and maintain all patent applications and patents included in the Manufacturing Patents.  Restoragen shall provide Amylin with an opportunity to review and discuss with Restoragen prosecution strategy and to consult with Restoragen on the content of such patent filings, and Restoragen shall consider in good faith Amylin’s reasonable suggestions regarding such patent filings.  Restoragen shall be responsible for all costs, fees and expenses incurred from and after the Closing in connection with the filing, prosecution and maintenance of the patent applications and patents included in the Manufacturing Patents.  Restoragen agrees to notify Amylin in writing in a timely manner if it does not desire to support the continued prosecution or appeals or maintenance of any of the patent applications and patents included in the Manufacturing Patents.

10.2                        Patent Enforcement.  Each party shall promptly notify the other in writing of any alleged or threatened infringement of any Licensed Patent of which such party becomes aware.

(a)                                  Restoragen Patent Portfolio.  With respect to any infringement of any patent included in the Restoragen Patent Portfolio, Amylin shall have the first right, but not the obligation, to bring and control any action or proceeding with respect to such infringement at its own expense and by counsel of its own choice, and Restoragen shall have the right, at its own expense, to be represented in any such action by counsel of its own choice.  If Amylin fails to bring an action or proceeding within (A) sixty (60) days following the notice of alleged infringement or (B) ten (10) days before the time limit, if any, set forth in the applicable laws and regulations for the filing of such actions, whichever comes first, Restoragen shall have the right to bring and control any action or proceeding with respect to such infringement at its own expense and by counsel of its own choice, and Amylin shall have the right, at its own expense, to be represented in any such action by counsel of its own choice.

(b)                                  Manufacturing Patents.  With respect to any infringement of any patent included in the Manufacturing Patents, Restoragen shall have the first right, but not the obligation, to bring and control any action or proceeding with respect to such infringement at its own expense and by counsel of its own choice, and Amylin shall have the right, at its own expense, to be represented in any such action by counsel of its own choice.  If Restoragen fails to bring an action or proceeding within (A) sixty (60) days following the notice of alleged infringement or (B) ten (10) days before the time limit, if any, set forth in the applicable laws and regulations for the filing of such actions, whichever comes first, Amylin shall have the right to bring and control any action or proceeding with respect to such infringement at its own expense and by counsel of its own choice, and Restoragen shall have the right, at its own expense, to be represented in any such action by counsel of its own choice.

(c)                                  Generally.  In the event a party brings an infringement action in accordance with this Section 10.2, the other party shall cooperate fully, including if required to bring such action, the furnishing of a power of attorney.  Neither party shall have the right to settle any patent infringement litigation under this Section 10.2 in a manner that diminishes the rights or interests of the other party without the consent of such other party (which shall not be unreasonably withheld).  Except as otherwise agreed to by the parties as part of a cost-sharing arrangement, any recovery realized as a result of such litigation, after reimbursement of any litigation expenses of Amylin and Restoragen, shall be retained by the party that brought and controlled such litigation for purposes of this Agreement, except that any recovery realized by Amylin as a result of such litigation, after reimbursement of the parties’ litigation expenses, shall, to the extent attributable to lost sales of Products, be treated as Net Sales of Products by Amylin.

10.3                        Third Party Infringement Claims.  Each party shall promptly notify the other in writing of any allegation by a Third Party that the activity of either of the parties pursuant to this Agreement infringes or may infringe the Intellectual Property Rights of such Third Party.  A party shall have the sole right to control any defense of any such claim involving alleged infringement of Third Party rights by such party’s activities at its own expense and by counsel of its own choice.  Neither party shall have the right to settle any patent infringement litigation under this Section 10.3 in a manner that diminishes the rights or interests of the other party without the consent of such other party (which shall not be unreasonably withheld).

11.                               Confidentiality

11.1                        Confidentiality.  Except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the parties, the parties agree that, for so long as this Agreement is in effect, and for a period of five (5) years thereafter, each party (the “Receiving Party”) will maintain in confidence all Confidential Information disclosed by the other before or after the date of this Agreement (the “Disclosing Party”).  The parties hereby agree that all information exchanged by the parties prior to the date of this Agreement under that certain Confidentiality Agreement dated March 6, 2002 between the parties (the “Confidentiality Agreement”) shall be subject to the terms and conditions of this Section 11.  The Receiving Party may use the Confidential Information of the Disclosing Party only to the extent required to accomplish the purposes of this Agreement.  The Receiving Party shall use at least the same standard of care as it uses to protect proprietary or confidential information of its own to ensure that its employees, agents, consultants and other representatives do not disclose or make any unauthorized use of the Disclosing Party’s Confidential Information.  Each party will promptly notify the other upon discovery of any unauthorized use or disclosure of the other party’s Confidential Information.

11.2                        Exceptions.  The obligations of confidentiality contained in Section 11.1 will not apply to the extent that it can be established by the Receiving Party by competent proof that such Confidential Information: (a) was already known to the Receiving Party, other than under an obligation of confidentiality, at the time of disclosure by the Disclosing Party; (b) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party; (c) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the Receiving Party in breach of this Agreement; or (d) was disclosed to the Receiving Party, other than under an obligation of confidentiality, by a Third Party who had no obligation to the Disclosing Party not to disclose such information to others.

11.3                        Authorized Disclosure.  Each party may disclose the Confidential Information to the extent such disclosure is reasonably necessary in the following instances:  (a) filing, prosecuting or maintaining the Restoragen Patent Portfolio or the Manufacturing Patents in accordance with this Agreement; (b) in the case of Amylin, practicing the inventions claimed in the Restoragen Patent Portfolio, practicing the License granted hereunder or preparing and submitting regulatory filings with respect to Products; (c) prosecuting or defending litigation or complying with applicable court orders or governmental regulations; or (d) disclosure to Affiliates, sublicensees, employees, consultants, agents or other Third Parties in connection with due diligence or similar investigations by such Third Parties, and disclosure to potential Third Party investors in confidential financing documents, provided, in each case, that any such Affiliate, sublicensee, employee, consultant, agent or Third Party agrees to be bound by similar terms of confidentiality and non-use at least equivalent in scope to those set forth in this Section 6.

Notwithstanding the foregoing, in the event a party is required to make a disclosure of the other party’s Confidential Information pursuant to Section 11.3(c), it will, except where impracticable, give reasonable advance notice to the other party of such disclosure and use efforts to secure confidential treatment of such information at least as diligent as such party would use to protect its own confidential information, but in no event less than reasonable efforts.

12.                               Termination Prior to Closing.

12.1                        Termination Events.  This Agreement may be terminated prior to the Closing:

(a)                                  by Amylin if (i) there is a material Breach of any covenant or obligation of Restoragen and such Breach shall not have been cured within thirty days after the delivery of notice thereof to Restoragen, or (ii) Amylin reasonably determines that the timely satisfaction of any condition set forth in Section 6 has become impossible or impractical (other than as a result of any failure on the part of Amylin to comply with or perform its covenants and obligations set forth in this Agreement);

(b)                                  by Restoragen if (i) there is a material Breach of any covenant or obligation of Amylin and such Breach shall not have been cured within thirty days after the delivery of notice thereof to Amylin, or (ii) Restoragen reasonably determines that the timely satisfaction of any condition set forth in Section 7 has become impossible or impractical (other than as a result of any failure on the part of Restoragen to comply with or perform any covenant or obligation set forth in this Agreement);

(c)                                  by Amylin at or after the Scheduled Closing Time if any condition set forth in Section 6 has not been satisfied by the Scheduled Closing Time;

(d)                                  by Restoragen at or after the Scheduled Closing Time if any condition set forth in Section 7 has not been satisfied by the Scheduled Closing Time;

(e)                                  by Amylin if the Closing has not taken place on or before March 15, 2003 (other than as a result of any failure on the part of Amylin to comply with or perform its covenants and obligations under this Agreement);

(f)                                    by Restoragen if the Closing has not taken place on or before March 15, 2003 (other than as a result of any failure on the part of Restoragen to comply with or perform any covenant or obligation set forth in this Agreement); or

(g)                                 by the mutual written consent of Amylin and Restoragen.

12.2                        Termination Procedures.  If Amylin wishes to terminate this Agreement pursuant to Section 12.1(a), Section 12.1(c), Section 12.1(e) or Section 12.1(g), Amylin shall deliver to Restoragen a written notice stating that Amylin is terminating this Agreement and setting forth a brief description of the basis on which Amylin is terminating this Agreement.  If Restoragen wishes to terminate this Agreement pursuant to Section 12.1(b), Section 12.1(d) or Section 12.1(f), Restoragen shall deliver to Amylin a written notice stating that Restoragen is terminating this Agreement and setting forth a brief description of the basis on which Restoragen is terminating this Agreement.

12.3                        Effect Of Termination.  If this Agreement is terminated pursuant to Section 12.1, all further obligations of the parties under this Agreement shall terminate; provided, however, that, except as otherwise provided herein:  (a) no party shall be relieved of any obligation or other Liability arising from any Breach by such party of any provision of this Agreement; and (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Sections 11 and 16.

12.4                        Nonexclusivity Of Termination Rights.  The termination rights provided in Section 12.1 shall not be deemed to be exclusive.  Accordingly, the exercise by any party of its right to terminate this Agreement pursuant to Section 12.1 shall not be deemed to be an election of remedies and shall not be deemed to prejudice, or to constitute or operate as a waiver of, any other right or remedy that such party may be entitled to exercise (whether under this Agreement, under any other Contract, under any statute, rule or other Legal Requirement, at common law, in equity or otherwise).

13.                               Payment Term; Termination of Payment Term.  This Section 13 shall become effective only upon the Closing.

13.1                        Term.  The term of the License (the “Payment Term”) will commence as of the Closing and, unless sooner terminated as provided hereunder, will terminate upon the expiration of the last Royalty Term.

13.2                        Termination for Cause.  Each party shall have the right to terminate the License upon sixty (60) days’ written notice to the other upon or after the Breach of any material provision of this Agreement by the other party if the breaching party has not cured such Breach within the sixty (60) day period following written notice of termination by the non-breaching party.

13.3                        Effect of Termination; Surviving Obligations.

(a)                                  Upon termination of the License pursuant to Section 13.2 by Amylin: (i) the License granted by Restoragen to Amylin in Section 1.2 shall terminate and revert to Restoragen; and (ii) all other rights and obligations of the parties under this Agreement shall terminate, except as set forth in this Section 13.3.

(b)                                  Upon termination of the License pursuant to Section 13.2 by Restoragen: (i) the License granted by Restoragen to Amylin in Section 1.2 shall terminate and revert to Restoragen; (ii) any existing sublicenses under such License granted by Amylin shall remain in effect in accordance with their terms, with Restoragen assuming Amylin’s position as sublicensor under such agreements, but only if each sublicensee agrees to remain liable for full compliance with this Agreement; and (iii) all other rights and obligations of the parties under this Agreement shall terminate, except as set forth in this Section 13.3.

(c)                                  Expiration or termination of this Agreement shall not relieve the parties of any obligation accruing prior to such expiration or termination.  Except as expressly set forth elsewhere in this Agreement, the obligations and the rights of the parties under Sections 9.7, 11, 13, 14 and 16 shall survive expiration or termination of this Agreement.

13.4                        Rights in Bankruptcy.  All rights and licenses granted under or pursuant to this Agreement by Restoragen are, and will otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code, licenses of right to “intellectual property” as defined under Section 101 of the U.S. Bankruptcy Code.

13.5                        Remedies.  In the event of any breach of any provision of this Agreement, in addition to the termination rights set forth herein, each party shall have all other rights and remedies that may be available to it at law or equity with respect to this Agreement.  Notwithstanding the foregoing, the use by either Party hereto of a termination right provided for under this Agreement shall not give rise to the payment of damages or any other form of compensation or relief to the other Party with respect thereto.

14.                               No Survival Of Representations, Warranties and Pre-Closing Covenants.

The representations and warranties contained in this Agreement or in any instrument delivered in connection herewith, and the covenants set forth in Sections 4 and 5, shall not survive the Closing.  The representations and warranties contained in this Agreement or in the Closing Certificate (but, for the avoidance of doubt, not the Bill of Sale), and the covenants and obligations set forth in Sections 4 and 5, shall serve only as conditions to the Closing and shall not survive the Closing, and no claim based thereon may be asserted other than as a justification for refusal to proceed with the Closing; provided, however, that, subject to receipt of the Approval Order and except to the extent prohibited by the Bankruptcy Court or the U.S. Bankruptcy Code, a party may seek to enforce the covenants and obligations set forth in Sections 4 and 5 in accordance with the second sentence of Section 16.11 prior to the Closing.  Sections 1.2, 1.3, 1.4, 1.5, 1.6, 1.7, 8, 9, 10, 11, 13, 15 and 16 shall survive the Closing and remain in full force and effect in accordance with their respective terms.

15.                               Certain Post-Closing Covenants.

15.1                        Development and Commercialization of GLP-1 Product.  From and after the Closing Date, Amylin shall use its commercially reasonable efforts to develop and commercialize the GLP–1 Product; provided that the parties acknowledge and agree that the sole remedy in the event that Amylin does not comply with this Section 15.1 is the grant back of rights under Section 8.3.

15.2                        Further Actions.  From and after the Closing Date, Restoragen shall cooperate with Amylin and Amylin’s affiliates and Representatives, and shall execute and deliver such documents and take such other actions as Amylin may reasonably request, for the purpose of evidencing the Transactions and putting Amylin in possession and control of all of the Assets.  In addition, from and after the Closing Date, the parties shall cooperate as reasonably necessary to facilitate the transfer to Amylin or its designee of all tangible items included in the Assets.

15.3                        Consulting Agreements.  Restoragen hereby agrees that, subject to the Closing and the receipt of Study Data meeting the Development Criteria, Amylin shall have the right to enter into consulting agreements with Drs. David Hathaway and Roberta Schneider under which such individuals will provide services related to the Study as more fully described in the Side Letters and on such other terms and conditions as may be set forth in such consulting agreements.

15.4                        Publicity.  Each party shall ensure that, on and at all times after the Closing Date, no press release or other publicity concerning any of the Transactions is issued or otherwise disseminated by or on behalf of such party without the other party’s prior written consent, except as may be legally required.

15.5                        Insurance.  At all times from the Closing Date through August 14, 2003, Restoragen shall maintain Clinical Trial Liability Insurance Policy No# 03-3539829 with Lexington Insurance Company.  Restoragen shall provide Amylin with a certificate of insurance as evidence of such insurance at or before the Closing Date.  If prior to August 14, 2003, any such insurance is significantly reduced, restricted or terminated, Restoragen shall immediately notify Amylin in writing

16.                               Miscellaneous Provisions.

16.1                        Further Assurances.  Each party hereto shall execute and/or cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the Transactions.

16.2                        Fees and Expenses.

(a)                                  Restoragen shall bear and pay all fees, costs and expenses (including all legal fees and expenses payable to Lindquist & Vennum, PLLP and other counsel retained by Restoragen) that have been incurred or that are in the future incurred by, on behalf of or for the benefit of Restoragen in connection with: (i) the negotiation, preparation and review of any letter of intent or similar document relating to any of the Transactions; (ii) the investigation and review conducted by Amylin and its Representatives with respect to the business of Restoragen (and the furnishing of information to Amylin and its Representatives in connection with such investigation and review); (iii) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule), the other Transactional Agreements and all bills of sale, assignments, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the Transactions; (iv) the preparation and submission of any filing or notice required to be made or given in connection with any of the Transactions, and the obtaining of any Consent required to be obtained in connection with any of the Transactions; and (v) the consummation and performance of the Transactions.

(b)                                  Amylin shall bear and pay all fees, costs and expenses (including all legal fees and expenses payable to Cooley Godward llp and other counsel retained by Amylin) that have been incurred or that are in the future incurred by or on behalf of Amylin in connection with: (i) the negotiation, preparation and review of any letter of intent or similar document relating to any of the Transactions; (ii) the investigation and review conducted by Amylin and its Representatives with respect to the business of Restoragen; (iii) the negotiation, preparation and review of this Agreement, the other Transactional Agreements and all bills of sale, assignments, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the Transactions; (iv) the preparation and submission of any filing or notice required to be made or given in connection with any of the Transactions; and (v) the consummation and performance of the Transactions.

16.3                        Notices.  Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

If to Amylin, notices must be addressed to:

Amylin Pharmaceuticals, Inc.

9373 Towne Centre Drive

San Diego, CA  92121

Attention: President and Chief Executive Officer

Telephone: (858) 552-2200

Facsimile: (858) 552-1936

with a copy to:

Amylin Pharmaceuticals, Inc.

9373 Towne Centre Drive

San Diego, CA  92121

Attention: General Counsel

Telephone: (858) 552-2200

Facsimile: (858) 552-1936

and a copy to:

Cooley Godward llp

4401 Eastgate Mall

San Diego, CA  92121

Attention: Thomas A. Coll, Esq.

Telephone: (858) 550-6000

Facsimile: (858) 550-6420

If to Restoragen, notices must be addressed to:

Restoragen, Inc.

3820 NW 46th Street

Lincoln, NE  68524

Attention: Chief Executive Officer

Telephone: 402-470-2100

Facsimile: 402-470-2345

with a copy to:

Lindquist & Vennum, PLLP

4200 IDS Center

80 South Eighth Street

Minneapolis, MN 55402

Attention:  Barbara Lano Rummel

Telephone: 612-371-3940

Facsimile: 612-371-3207

16.4                        Time Of The Essence.  Time is of the essence of this Agreement.

16.5                        Headings.  The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

16.6                        Counterparts.  This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

16.7                        Governing Law.  This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, excluding its conflicts of laws principles.

16.8                        Limitation of Liability.  NEITHER PARTY SHALL BE ENTITLED TO RECOVER FROM THE OTHER PARTY ANY SPECIAL, INCIDENTAL, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES IN CONNECTION WITH THIS AGREEMENT OR ANY LICENSE GRANTED HEREUNDER.

16.9                        Successors And Assigns; Parties In Interest.

(a)                                  This Agreement shall be binding upon:  Restoragen and its successors and assigns (if any); and Amylin and its successors and assigns (if any).  This Agreement shall inure to the benefit of:  Restoragen; Amylin; and the respective successors and assigns (if any) of the foregoing.

(b)                                  Amylin may freely assign any or all of its rights under this Agreement, in whole or in part, to any other Person without obtaining the consent or approval of Restoragen.  During the Pre–Closing Period and thereafter until such time as the transfer of the Assets to Amylin is complete, Restoragen shall not be permitted to assign any of its rights or delegate any of its obligations under this Agreement without Amylin’s prior written consent, but thereafter Restoragen may freely assign any or all of its rights under this Agreement, in whole or in part, to any other Person without obtaining the consent or approval of Amylin.

(c)                                  None of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties to this Agreement and their respective successors and assigns (if any).  Without limiting the generality of the foregoing, (i) no employee of Restoragen shall have any rights under this Agreement or under any of the other Transactional Agreements, and (ii) no creditor of Restoragen shall have any rights under this Agreement or any of the other Transactional Agreements.

16.10                 Waiver.

(a)                                  No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)                                  No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

16.11                 Remedies Cumulative; Specific Performance.  The rights and remedies of the parties hereto shall be cumulative (and not alternative).  Each party agrees that, except to the extent prohibited by the Bankruptcy Court or the U.S. Bankruptcy Code: (a) in the event of any Breach or threatened Breach by such party of any covenant, obligation or other provision set forth in this Agreement, the other party shall be entitled (in addition to any other remedy that may be available to it) to (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (ii) an injunction restraining such Breach or threatened Breach; and (b) the non–breaching party shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Proceeding.

16.12                 Amendments.  This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of Amylin and Restoragen.

16.13                 Severability.  In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

16.14                 Entire Agreement.  The Transactional Agreements set forth the entire understanding of the parties relating to the subject matter thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter thereof, including, without limitation, the Confidentiality Agreement; provided, however, that all information disclosed by either party to the other pursuant to the Confidentiality Agreement shall be subject to the provisions of Section 11 of this Agreement.

16.15                 Knowledge.  For purposes of this Agreement, “knowledge” of Restoragen of a particular fact or other matter means actual knowledge of such fact or other matter by the current Chief Executive Officer, Chief Financial Officer, Vice President, Cardiovascular Strategy and/or Vice President, Clinical Development of Restoragen after reasonable inquiry of the former Chief Scientific Officer.

16.16                 Construction.

(a)                                  For purposes of this Agreement, whenever the context requires:  the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b)                                  The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)                                  As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)                                  Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

In Witness Whereof, the parties hereto have duly executed this Agreement, including the Exhibits attached hereto and incorporated herein by reference.

Restoragen, Inc.		Amylin Pharmaceuticals, Inc.

By:	/s/ ASHLEIGH W. PALMER	By:	/s/ LLOYD ROWLAND
Name:	Ashleigh W. Palmer	Name:	Lloyd Rowland
Title:	Chief Executive Officer	Title:	V.P., Legal and General Counsel

Exhibit A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“Acquired Contracts” shall have the meaning provided in Section 2.4(a).

“Acquisition Transaction” shall mean any transaction involving: (a) the sale or other disposition of all or any portion of the Assets or Licensed Technology; or (b) any merger, consolidation, business combination, share exchange, reorganization or similar transaction involving Restoragen.

“Affiliate” shall mean an individual, trust, business trust, joint venture, partnership, corporation, association or any other entity which (directly or indirectly) is controlled by, controls or is under common control with a party to this Agreement.  For the purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) as used with respect to a party, shall mean the possession (directly or indirectly) of at least fifty percent (50%) of the outstanding voting securities of a corporation or comparable equity interest in any other type of entity, or, where the laws of the jurisdiction in which such entity operates prohibit ownership by a party of fifty percent (50%), such ownership shall be at the maximum level of ownership allowed by such jurisdiction.

“Agreement” shall mean the Asset Purchase and License Agreement to which this Exhibit A is attached (including the Disclosure Schedule and each other exhibit thereto), as it may be amended from time to time.

“Approval Order” shall have the meaning provided in Section 6.1.

“Bankruptcy Court” shall mean the United States Bankruptcy Court for the District of Nebraska.

“Best Efforts” shall mean the efforts that a prudent Person desiring to achieve a particular result would use in order to ensure that such result is achieved as expeditiously as possible.

“Bill of Sale” shall have the meaning provided in Section 1.7(b)(i).

There shall be deemed to be a “Breach” of a representation, warranty, covenant or obligation if there is or has been any inaccuracy in or breach (including any inadvertent or innocent breach) of, or any failure (including any inadvertent failure) to comply with or perform, such representation, warranty, covenant, obligation or other provision.

“Cardiovascular Indication” shall mean indications for congestive heart failure and peripheral vascular diseases associated with congestive heart failure, and cardiac diseases.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidential Information” shall mean any confidential or proprietary information, and any other information relating to any research project, work in process, future development, scientific, engineering, manufacturing, marketing, business plan, financial or personnel matter relating to either party, its present or future products, sales, suppliers, customers, employees, investors or business, whether in oral, written, graphic or electronic form.  Prior to the Closing, the Assets and Licensed Technology shall be deemed the Confidential Information of Restoragen.  From and after the Closing, the Assets shall be deemed the Confidential Information of Amylin, but the Licensed Technology shall remain the Confidential Information of Restoragen.

“Confidentiality Agreement” shall have the meaning provided in Section 11.1.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contract” shall mean any written, oral, implied or other agreement, contract, understanding, arrangement, instrument, note, guaranty, indemnity, representation, warranty, deed, assignment, power of attorney, certificate, purchase order, work order, insurance policy, benefit plan, commitment, covenant, assurance or undertaking of any nature.

“Control” shall mean possession of the ability to grant a license without violating the terms of any agreement or other arrangement with any Third Party.

“covered by” shall mean, with respect to the Restoragen Patent Portfolio, that which would infringe a Valid Claim or a claim in a pending patent application in the Restoragen Patent Portfolio.

“Development Criteria” shall have the meaning provided in Section 8.2.

“Development Plan” shall have the meaning provided in Section 8.2.

“Disclosure Schedule” shall mean the schedule (dated as of the date of the Agreement) delivered to Amylin on behalf of Restoragen, a copy of which is attached to the Agreement and incorporated into the Agreement by reference.

“Encumbrance” shall mean any lien, pledge, charge, mortgage, security interest, claim, preference, license, preemptive right, any other restriction on the transfer or use of any Asset or Licensed Technology (other than non–exclusive licenses granted to Third Parties under the Licensed Technology).

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, cooperative, foundation, society, political party, union, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Exendin” shall mean exendin-3 or exendin-4.

“FDA” shall mean the United States Food and Drug Administration, or any successor agency thereto having the administrative authority to regulate the marketing of human pharmaceutical products or biological therapeutic products, delivery systems and devices in the United States of America.

“First Commercial Sale” shall mean, with respect to any Product, the first sale for end use or consumption of such Product in a country after the Regulatory Authority of such country has granted Regulatory Approval of such Product.

“GLP-1” shall mean glucagon like peptide-1 (7-36) amide.

“GLP-1 Product” shall mean a pharmaceutical product the active ingredient of which is GLP-1 and which is in a continuous infusion, extended release or other formulation the manufacture, use, sale, offer for sale or import of which is covered by the Restoragen Patent Portfolio or the Licensed Technology.

“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, concession, approval, consent, ratification, permission, clearance, confirmation, endorsement, waiver, certification, designation, rating, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement (including, without limitation, any Regulatory Approval); or (b) right under any Contract with any Governmental Body.

“Governmental Body” shall mean any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal); (d) multi–national organization or body; or (e) individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature (including, without limitation, any Regulatory Authority).

“Intellectual Property” shall mean data, formulae, inventions (whether or not patentable), know-how, methods, processes, proprietary information, protocols, specifications, techniques, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as laboratory notebooks, samples, studies and summaries).

“Intellectual Property Rights” shall mean all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (A) trade secret rights; (B) patent and industrial property rights; (C) other proprietary rights in Intellectual Property; and (D) rights in or relating to registrations, renewals, extensions, combinations, divisions, and reissues of, and applications for, any of the rights referred to in clauses “(A)” through “(C)” above.

“Know-How” shall mean all know-how, trade secrets, data, processes, techniques, procedures, compositions, devices, methods, formulas, protocols and information, whether or not patentable, which (a) are Controlled by Restoragen as of the Closing Date, (b) are necessary or useful for, or contribute in whole or in part to, the practice of the Manufacturing Patents, and (c) are not generally publicly known, but excluding the Assets.

“Knowledge of Restoragen” shall have the meaning provided in Section 16.15.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Liability” shall mean any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principles and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

“License” shall have the meaning provided in Section 1.2.

“Licensed Technology” shall mean the Manufacturing Patents and the Know-How.

“Manufacturing Patents” shall mean (a) the patents and patent applications listed on Exhibit F attached hereto, (b) any and all corresponding U.S. or foreign patents and patent applications, whether now existing or hereafter filed, (c) any provisionals, substitutions, divisionals, reissues, renewals, continuations, continuations-in-part, substitute applications and inventors’ certificates arising from, or based upon, any of the foregoing patents or patent applications, and (d) any patents issuing from any of the foregoing patent applications.

“NDA” shall mean a New Drug Application (as more fully defined in 21 C.F.R. Part 314.5 et seq.) filed with the FDA, or the equivalent application filed with any equivalent agency or governmental authority outside the United States of America (including any supra-national agency such as in the European Union).

“Net Sales” shall mean the gross amount actually received by Amylin, its Affiliates and sublicensees from Third Parties that are not Affiliates or sublicensees of the selling party (unless such Affiliate or sublicensee is the end user of such product, in which case the amount billed therefor shall be deemed to be an amount that would be billed to a Third Party in an arm’s-length transaction) from sales of Products, less the following items, as allocable to such Product (if not previously deducted from the amount invoiced): (i) trade discounts, credits or allowances, (ii) credits or allowances additionally granted upon returns, rejections or recalls, (iii) freight, shipping and insurance charges, (iv) taxes, duties or other governmental tariffs (other than income taxes) and (v) government mandated rebates.  If a Product is sold or provided as part of a system, package, or combination product or service that contains one or more other active ingredients or other parts that could be sold separately (each, a “Combination Product” and collectively, “Combination Products”), Net Sales shall be calculated by multiplying the Net Sales received by Amylin, its Affiliate or sublicensee from the sale of Combination Products by the fraction A/B, where “A” is the fair market value of the Product when supplied or priced separately and “B” is the fair market value of the Combination Product.  In the event that no market price is available for the Product when supplied or priced separately, fair market value shall be determined in good faith by Amylin and Restoragen.

“Order” shall mean any: (a) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Body or any arbitrator or arbitration panel; or (b) Contract with any Governmental Body entered into in connection with any Proceeding.

“Payment Term” shall have the meaning provided in Section 13.1.

“Person” shall mean any individual, Entity or Governmental Body.

“Pre-Closing Period” shall mean the period from the date of the Agreement through the Closing Date.

“Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or any arbitrator or arbitration panel.

“Product” shall mean a GLP-1 Product or Secondary Product, and “Products” shall mean GLP-1 Products and Secondary Products.

“Regulatory Approval” shall mean any and all approvals (including price and reimbursement approvals), licenses, registrations, or authorizations of the European Union or of any country, federal, state or local regulatory agency, department, bureau or other government entity that is necessary for the manufacture, use, storage, import, transport and/or sale of a Product in such jurisdiction.

“Regulatory Authority” means, in a particular country or jurisdiction, any applicable government regulatory authority involved in granting Regulatory Approval and/or, to the extent required in such country or jurisdiction, pricing or reimbursement approval of a Product in such country or jurisdiction, including without limitation, the FDA and any foreign equivalent thereof.

“Representatives” shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

“Restoragen Patent Portfolio” shall mean (a) the patents and patent applications listed on Exhibit G attached hereto, (b) any and all corresponding U.S. or foreign patents and patent applications, whether now existing or hereafter filed, (c) any provisionals, substitutions, divisionals, reissues, renewals, continuations, continuations-in-part, substitute applications and inventors’ certificates arising from, or based upon, any of the foregoing patents or patent applications, (d) any patents issuing from any of the foregoing patent applications, and (e) any unfiled patent applications and written inventions that pertain to GLP–1, Exendins or analogues or agonists of GLP–1 or Exendins as of the Closing Date and any of the rights referred to in clauses (a) through (d) above arising or resulting therefrom.

“Royalty Term” shall have the meaning provided in Section 9.2.

“Secondary Product” shall mean a pharmaceutical product the active ingredient of which is an Exendin or an analogue or agonist of GLP–1 or an Exendin the manufacture, use, sale, offer for sale or import of which is covered by the Restoragen Patent Portfolio.

“Side Letters” shall mean those certain letter agreements dated as of the date set forth in the opening paragraph of this Agreement among Amylin, Restoragen and Drs. David Hathaway and Roberta Schneider.

“Study” shall mean the ongoing study R02-C901 of GLP-1 Product.

“Study Data” shall have the meaning provided in Section 8.2.

“Study Report” shall mean the final study report from the Study, including, without limitation, data from patients in the reference group referenced therein.

“Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, estimated tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, occupation tax, inventory tax, occupancy tax, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, toll, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), that is, has been or may in the future be (a) imposed, assessed or collected by or under the authority of any Governmental Body, or (b) payable pursuant to any tax–sharing agreement or similar Contract.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information that is, has been or may in the future be filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Third Party” shall mean any entity other than Restoragen or Amylin or an Affiliate of Restoragen or Amylin.

“Transactional Agreements” shall mean: (a) the Agreement; (b) the Closing Certificate; and (c) the Bill of Sale.

“Transactions” shall mean (a) the execution and delivery of the respective Transactional Agreements, and (b) all of the transactions contemplated by the respective Transactional Agreements, including: (i) the sale of the Assets by Restoragen to Amylin in accordance with the Agreement; (ii) the grant of the License; and (iii) the performance by Restoragen, Amylin of their respective obligations under the Transactional Agreements, and the exercise by Restoragen, Amylin of their respective rights under the Transactional Agreements.

“Valid Claim” shall mean a claim of an issued patent, which claim has not lapsed, been canceled or become abandoned and has not been declared invalid or unenforceable by an unreversed and unappealable decision or judgment of a court or other appropriate body of competent jurisdiction.

The following Exhibits to the Asset Purchase Agreement have been omitted:

Exhibit B – Assets

Exhibit B-1 – GLP-1 Product Inventory

Exhibit C – Assumed Liabilities

Exhibit D – Form of Bill of Sale, Assignment and Assumption

Exhibit E – Development Criteria

Exhibit F – Manufacturing Patents

Exhibit G – Restoragen Patent Portfolio

Restoragen, Inc. hereby agrees to supplementally furnish a copy of any omitted schedule or exhibit upon the request of the Commission.